UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 4, 2023

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

On July 28, 2022, Centogene N.V. (“we” or the “Company”) amended our loan and security agreement with Oxford Finance, LLC (“Oxford”), originally dated January 31, 2022 (the “Oxford Facility”), to expand the scope of Permitted Indebtedness and Permitted Liens thereunder and each as defined therein. Later that year, we achieved product revenues from our Diagnostics and Pharmaceutical segments of at least $50.0 million (calculated on a trailing twelve-month basis) and became eligible to draw down the outstanding $20.0 million of commitments under the Oxford Facility (the “Term B Loan”). On December 22, 2022, we borrowed the Term B Loan and received a net disbursement under the Oxford Facility of $19,697,253.22 after accounting for fees, expenses, and accrued interest.

We amended the Oxford Facility for a second time on April 30, 2023 (the “Second Amendment”), to permit (i) the delivery of our audited consolidated financial statements for the fiscal year ended December 31, 2022, thirty days later than is otherwise required and (ii) the listing of our common shares on NASDAQ Capital Market. The Second Amendment introduced new requirements that (i) we prepay any outstanding loans under the Oxford Facility in an amount of $5.0 million (plus fees, interest, and expenses) upon the first new business development or financing transaction we enter and (ii) we maintain at least €9.1 million in unrestricted cash on deposit in collateral accounts subject to Oxford’s perfected security interest granted under the Oxford Facility.

The foregoing is a summary of certain terms and provisions of the Second Amendment to the Oxford Facility and is qualified in its entirety by the Second Amendment, which is furnished as Exhibit 99.1 hereto.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2023

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

Exhibit Index

Exhibit	Description of Exhibit

99.1*	Second Amendment to the Oxford Facility dated April 30, 2023

_______________

* The exhibits to the Second Amendment have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits upon request by the SEC.